Exhibit 14.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Prudential plc

We consent to the incorporation by reference in the registration statement (No. 333-117208) on Form F-3 and the registration statement (No. 333-100143) on Form S-8 of Prudential plc of our reports dated May 15, 2008, with respect to the consolidated balance sheets of Prudential plc and its subsidiary undertakings as at December 31, 2007 and 2006, and the related consolidated income statements, statement of changes in equity and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2007 and all related financial statement schedules, and the effectiveness of internal control over financial reporting as at December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 20-F of Prudential plc.

May 15, 2008	By:	/s/ KPMG Audit Plc
KPMG Audit Plc
London, England